UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2011
COMMISSION FILE NUMBER 001-33373

CAPITAL PRODUCT PARTNERS L.P.
(Translation of registrant’s name into English)

3 IASSONOS STREET
PIRAEUS, 18537 GREECE
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 — Information Contained in this Form 6-K Report
Attached as Exhibit I is the Amendment, dated as of September 30, 2011 (the “LP Agreement Amendment”), to the Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P. (the “Partnership”), dated as of February 22, 2010.
Attached as Exhibit II is the First Amended and Restated Omnibus Agreement, dated as of September 30, 2011 (the “Amended and Restated Omnibus Agreement”), by and among Capital Maritime & Trading Corp., Capital GP L.L.C., Capital Product Operating L.L.C. and the Partnership.
The LP Agreement Amendment and the Amended and Restated Omnibus Agreement have been adopted by the Partnership in connection with the Agreement and Plan of Merger, dated as of May 5, 2011, by and among the Partnership, Capital GP L.L.C., Poseidon Project Corp. and Crude Carriers Corp. (the “Merger Agreement”). The LP Agreement Amendment increases the size of the Partnership’s board of directors by one, and includes certain other changes being made pursuant to the Merger Agreement. Under the Amended and Restated Omnibus Agreement, Capital Maritime & Trading Corp. will offer certain future tanker business opportunities to the Partnership.
This report on Form 6-K is hereby incorporated by reference into the registrant’s registration statement, registration number 333-153274, dated October 1, 2008.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS, L.P.,
By:	/s/ Ioannis E. Lazaridis
	Name:	Ioannis E. Lazaridis
	Title:	Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated: September 30, 2011